Exhibit 3.12

Consulting agreement for Quantum (Whitehaven) Financial Partners LLC

September 1, 2001

Quantum Financial Partners LLC

505 Park Avenue

New York, NY 10022

Re:	Consulting & Service Agreement

The purpose of this letter is to record the terms of a consulting agreement between Quantum Financial Partners LLC (hereinafter referred to as the “Quantum”) and GLYCONIX CORP. (hereinafter, together with its subsidiaries and affiliates, referred to as the “Company”).

The Company wishes to engage Quantum to provide the Company with the following services: (i) marketing and management consulting; (ii) Business Plan and presentation package preparation; (iii) coordination of legal services; (iv) office facilities and additional workspace as necessary. Additionally, Quantum will assist the company in obtaining adequate financing. This form of financing will not entail a finders’ fee for Quantum. As part of its package of services, Quantum is obligated to present and promote the Company to the financial community as well as render any other financial or managerial assistance necessary for a going concern.

As recompense for its services, Quantum shall be issued 1,080,000 shares of newly issued common stock at par value from the Company. The Company agrees to pay Quantum $1,250 per month for space and office facilities. Quantum agrees that Jack Simony, President and major shareholder of Quantum, will serve the Company as deem necessary, as Director and Chief Financial Officer.

In recognition of J. Simony’s past service to the operation, as well as for continuing services as the Company’s Director and Officer, we will recommend the Board of Directors offer J. Simony an Incentive Stock Option covering 100,000 shares of the Company’s Common Stock. All terms of the stock option grant will be governed solely by the Company’s 2001 Stock Option Plan and the Stock Option Agreement that will be asked to sign in order to receive the option grant.

The Company understands that Quantum is available to perform the services as provided herein and that Quantum warrants that this will not cause a conflict of interest because of its relationship with the Company, any other research facility or any other corporate entity or because of work it may have undertaken with others. It is not the Company’ desire to be afforded access to information which is confidential or in any way proprietary to any third party, nor to receive any information the receipt of which implies any obligations. Quantum warrants that during the time period of its retainer as a consultant under this agreement, it will not knowingly enter into any agreement or relationship to render services as an employee of, adviser or consultant to any other individual, firm or corporation that would be inimical to or in conflict with those aspects of the Company’ business to which this agreement relates. Quantum further warrants that no other party has any right, title or interest to any information, ideas, developments and inventions which may be submitted to the Company by Quantum in your capacity as the Company’ consultant.

During Quantum’s engagement as a consultant, it may be necessary for Quantum to have access to certain the Company’s technical information and material. You agree to consider such information as confidential and agree to take all reasonable precautions to prevent disclosure of any such information to third parties. Quantum also agrees not to use such information or materials without the Company’ express written consent. These obligations of confidentiality and non-use shall continue beyond the term of this agreement and shall automatically terminate five (5) years from the effective date of this agreement, but shall cease to apply as to any specific portion of the Company information or material which becomes available to the public through no fault on your part.

Quantum agrees to disclose promptly and fully to the Company all creative ideas, developments and inventions conceived or reduced to practice by Quantum as a direct result of its consulting work with the Company. All such ideas, developments and inventions shall be the property of the Company, and accordingly, Quantum agrees to assign to the Company the entire rights, title and interests to such ideas, developments and inventions, without payment other than the compensation provided herein. Furthermore, Quantum agrees to execute any and all documents, which the Company deems necessary or convenient to fully implement its proprietary rights in any such ideas, developments and inventions, at no expense to Quantum.

The Company wishes to retain the results of Quantum’s services as confidential. Therefore, Quantum agrees not to publish or otherwise disclose the results of its services without at least ninety days notice and the express written consent of the Company. In the event that the Company in the scientific literature publishes work resulting from Quantum’s services, acknowledgement will be made to it in the appropriate accepted style.

This agreement constitutes the entire understanding between the parties and may be amended by a written instrument executed by both parties and specifically entitled an amendment of this agreement.

The laws of the State of New York, U.S.A, shall govern the terms and conditions of this agreement.

If the terms of this agreement meet with your approval, please sign and date both copies of this agreement and return one to the Company and keep the other for Quantum’s files. This service agreement will become effective on the date hereinabove written.

Very truly yours,

By:
Norman S. Heyman, President

ACKNOWLEDGED, ACCEPTED AND AGREED TO:	By:
Jack Simony, President
Quantum Financial Partners LLC